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                            June 7, 2021

       Mark D. Ein
       Chief Executive Officer
       Capitol Investment Corp. V
       1300 17th Street North
       Suite 820
       Arlington, VA 22209

                                                        Re: Capitol Investment
Corp. V
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 25, 2021
                                                            File No. 333-254470

       Dear Mr. Ein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Comparable Company Analysis, page 94

   1. We note your response to our prior comment 12. Please discuss the fact that unlike
                                                        Doma, Opendoor's
business model is focused on investing in real estate and owns real estate inventory.
Explain what consideration was given to the significantly different economic drivers of the
respective businesses.
   2. We note your response to our prior comment 13. Please address here or in your risk factor disclosure the fact
that the stock price for every company used in the comparable company analysis has
been significantly lower than the stock price on March 1, 2021,
 Mark D. Ein
Capitol Investment Corp. V
June 7, 2021
Page 2
         which was the price used in the comparable company analysis. As appropriate, also explain that the comparable company analysis was the primary model that Capitol relied upon.
6. Liability for loss and loss adjustment expenses, page F-83

3. We acknowledge your response to our prior comment 17. Please explain to us why the reported loss emergence was lower than expected for all periods presented. In this regard, your disclosure on page F-83 indicates a reduction in your prior year loss projections of at least 10% recognized during 2019 and 2020.
Notes to Consolidated Financial Statements
15. Commitments and contingencies, page F-94

4. We acknowledge your response to our prior comment 18. The proposed judgement you disclose in the risk factor on page 57 appears to be material to your financial statements.
         Explain to us why the litigation would not require disclosure under ASC 450-20-50, or revise your disclosures here and on page F-57 accordingly.
       You may contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameMark D. Ein                                  Sincerely,
Comapany NameCapitol Investment Corp. V
                                                               Division of
Corporation Finance
June 7, 2021 Page 2                                            Office of
Finance
FirstName LastName